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              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
  15(d) of the Securities Exchange Act of 1934.

                                    Commission File Number: 0-17540

                 MONTGOMERY WARD HOLDING CORP.
    (Exact name of registrant as specified in its charter)

                     Montgomery Ward Plaza
                       Chicago, IL 60671
                        (312) 467-2000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  Voting Trust Certificates representing Shares of Class A
  Common Stock, Series 1, $.01 Par Value
  Voting Trust Certificates representing Shares of Class A
  Common Stock, Series 2, $.01 Par Value
      (Title of each class of securities covered by this Form)

          Class A Common Stock, Series 1, $.01 Par Value
          Class A Common Stock, Series 2, $.01 Par Value
             Class B Common Stock, $.01 Par Value
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)      [x]            Rule 12h-3(b)(1)(ii) [  ]
       Rule 12g-4(a)(1)(ii)     [ ]            Rule 12h-3(b)(2)(i)  [  ]
       Rule 12g-4(a)(2)(i)      [ ]            Rule 12h-3(b)(2)(ii) [  ]
       Rule 12g-4(a)(2)(ii)     [ ]            Rule 15d-6           [  ]
       Rule 12h-3(b)(1)(i)      [ ]


       Approximate number of holders of record as of the certification or notice date: Voting Trust Certificates representing Shares of Class A
 Common Stock, Series 1, $.01 Par Value: one; Voting Trust Certificates representing Shares of Class A Common Stock, Series 2, $.01 Par Value: none. Pursuant to the requirements of the Securities Exchange Act of 1934, MONTGOMERY WARD HOLDING CORP. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

  DATE: August 4, 1998                    BY: /s/ Thomsas J. Paup
                                          Thomas J. Paup
                                          Executive Vice President


  Instruction:   This form is required by Rules 12g-4, 12h-3
  and  15d-6 of the General Rules  and Regulations under the
  Securities Exchange  Act of  1934.   The registrant  shall
  file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other
  duly authorized person.   The name and title of the person
  signing the form shall be typed or printed under the signature.